News Release

BROOKFIELD CONSORTIUM CLOSES ACQUISITION OF TRANSELEC,
CHILE'S LEADING TRANSMISSION COMPANY

TORONTO, June 30, 2006 - Brookfield Asset Management Inc. (NYSE/ TSX: BAM) (“Brookfield”) today announced that a consortium led by Brookfield (“Brookfield Consortium”), which includes Canada Pension Plan Investment Board (“CPP Investment Board”), British Columbia Investment Management Corporation (“bcIMC”) and another institutional investor, closed the previously announced acquisition of Transelec, the largest electricity transmission company in Chile, for approximately US$1.7 billion. Under the transaction, the Brookfield Consortium acquired 92% of the shares of HQI Transelec Chile S.A. (“Transelec”), from Hydro-Quebec International Inc. and the remaining 8% of Transelec from International Finance Corporation, the investment arm of the World Bank.

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Brookfield Asset Management Inc. is a 100 year old Canadian company focused on power, real estate and other infrastructure assets. The company has approximately $50 billion of assets under management located in Canada, U.S., South America and Europe. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM.

bcIMC is an investment management corporation based in Victoria, BC.  With over $76 billion in assets under administration with a global exposure, and supported by industry-leading investment expertise, bcIMC offers fund management services for all major assets classes, including currency and infrastructure investment.  bcIMC’s clients include pension plans, provincial government operating and sinking funds, public trusts and insurance funds. For more information, visit www.bcimc.com.

Canada Pension Plan Investment Board invests the funds not needed by the Canada Pension Plan to pay current benefits. In order to build a diversified portfolio of CPP assets, the CPP Investment Board is currently investing cash flows in publicly traded stocks, private equities, real estate, inflation linked bonds and infrastructure to balance the legacy government bond portfolio. Based in Toronto, the CPP Investment Board is governed and managed independently of the Canada Pension Plan and at arm's length from governments. At fiscal year end, the CPP fund totalled C$98 billion, including C$4.7 billion in private equity and infrastructure investments. For more information, please visit www.cppib.ca.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine Vyse
SVP, Investor Relations and Communications - Brookfield
Tel: 416-369-8246
e-mail: kvyse@brookfield.com

John Cappelletti
Communications Manager - CPP Investment Board
Tel: 416-868-0308
e-mail: jcappelletti@cppib.ca

Gwen-Ann Chittenden
Manager Corporate Initiatives - bcIMC
Tel: 250-387-4650
e-mail: communications@bcimc.com

Note: This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “believes”, “expect”, “will”, “can” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rates; availability of equity and debt financing; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.